UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 10, 2020

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Reynolds Group Holdings Limited wishes to furnish the information below for the benefit of its investors. Unless otherwise indicated by context in this report, the terms “Company,” “we,” “us” and “our” refer to Reynolds Group Holdings Limited and its subsidiaries.
INFORMATION RELATED TO THE DISTRIBUTION, AND RELATED IPO, OF REYNOLDS CONSUMER PRODUCTS
On February 4, 2020, Reynolds Group Holdings Limited (“RGHL”, and together with its subsidiaries, “RGHL Group”) distributed to its shareholder, Packaging Finance Limited (“PFL”), 100% of its interest in the net assets and operations that represented the Reynolds Consumer Products segment. The distribution occurred prior to and in preparation for the previously-announced initial public offering of shares of common stock of Reynolds Consumer Products Inc., which was completed on February 4, 2020 (“Reynolds Consumer IPO”). The distribution of Reynolds Consumer Products will trigger the presentation of this business in the RGHL Group’s consolidated financial statements as a discontinued operation as of February 4, 2020. This change in presentation will be reflected in the RGHL Group’s interim unaudited condensed consolidated financial statements for the three month period ending March 31, 2020.
Summarized historical financial information for the Reynolds Consumer Products business is presented in note 5 of the RGHL Group consolidated financial statements for the year ended December 31, 2019, as contained in the Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020.
In addition to this historical information, the attached Exhibit 1 presents unaudited pro forma condensed consolidated financial information in relation to the financial performance of the RGHL Group, as if Reynolds Consumer Products had been classified as a discontinued operation in each of the three years ended December 31, 2019, 2018 and 2017, as well as the reduction in interest expense on borrowings that have been repaid with (i) proceeds from the sale of the RGHL Group’s closures operations in North America, Costa Rica and Japan, (ii) proceeds associated with the Reynolds Consumer IPO and (iii) cash on-hand. The information related to Reynolds Consumer Products presented in Exhibit 1 differs from the historical segment presentation in the RGHL Group’s consolidated financial statements. These differences include the change in classification of sales from Pactiv Foodservice to Reynolds Consumer Products from inter-segment to external and the presentation of certain corporate overhead and other costs. Certain costs previously reported by Reynolds Consumer Products in the RGHL Group segment presentation have been excluded from the presentation of discontinued operations as such costs will continue to be incurred by the RGHL Group following the distribution of Reynolds Consumer Products. Other RGHL Group costs, such as a portion of the previously unallocated related party management fee, have been allocated to discontinued operations as these costs will not be incurred by the RGHL Group following the distribution of Reynolds Consumer Products. Exhibit 1 also presents unaudited pro forma condensed consolidated financial information in relation to the financial position of the RGHL Group, as if the distribution of Reynolds Consumer Products, the Reynolds Consumer IPO and the related application of proceeds and the reduction in borrowings, referred to above, had all occurred as of December 31, 2019.
Prior to its distribution to PFL, all the legal entities within Reynolds Consumer Products were designated as “Unrestricted Subsidiaries” under the RGHL Group Credit Agreement and the indentures governing the relevant Reynolds Notes. On February 4, 2020, the relevant legal entities within Reynolds Consumer Products were fully and unconditionally released as borrowers under the RGHL Group Credit Agreement, and released as guarantors of the RGHL Group Credit Agreement and the Reynolds Notes. In connection with such releases, the security interest granted by such entities was also released.
Prior to the distribution, Reynolds Consumer Products also ceased to participate in the RGHL Group’s Securitization Facility, and consequently the size of this facility was reduced from $600 million to $450 million. In anticipation of Reynolds Consumer Products ceasing to participate in the Securitization Facility, in January 2020 the outstanding borrowings under this facility were reduced by $23 million from $420 million to $397 million.
Immediately prior to its distribution and the Reynolds Consumer IPO, Reynolds Consumer Products incurred $2,475 million of term loan borrowings under its new post-IPO credit facilities and $1,168 million of borrowings under an IPO settlement facility. Reynolds Consumer Products repaid the IPO settlement facility with the net proceeds from the Reynolds Consumer IPO on February 4, 2020. The RGHL Group has not provided any guarantees or security in relation to Reynolds Consumer Products’ external borrowings. The cash proceeds from these new credit facilities, net of transaction costs and original issue discount, along with cash on-hand, were used to settle various intercompany balances between Reynolds Consumer Products and the RGHL Group. The RGHL Group contributed the remaining intercompany loan balance owing by Reynolds Consumer Products as additional paid-in capital without the issuance of shares.
On February 4, 2020, the RGHL Group repaid in full all of the $3.1 billion aggregate principal amount outstanding of its 5.750% Senior Secured Notes due 2020 at face value plus accrued and unpaid interest.
The RGHL Group’s expected 2020 annual cash interest obligations on its Credit Agreement, the remaining Reynolds Notes, the Securitization Facility and other indebtedness is approximately $385 million, assuming interest on its floating rate debt not covered by interest rate swaps continues to accrue at the current interest rates and there is no change in the current euro-to-U.S. dollar exchange rate for euro-denominated obligations.
Following the Reynolds Consumer IPO, the RGHL Group and Reynolds Consumer Products will continue certain commercial relationships including continuing to supply each other with certain products pursuant to agreements which will expire on December 31, 2024, and the RGHL Group providing warehouse and freight services to Reynolds Consumer Products for approximately three years. Furthermore, the RGHL Group has entered into a transition services agreement whereby Reynolds Consumer Products can obtain certain administrative services from the RGHL Group, and Reynolds Consumer Products agrees to provide certain services to the RGHL Group, in both cases for fees, for a period of up to 24 months.

Index to Exhibits

Exhibit No.	Description
1	Unaudited Pro Forma Condensed Consolidated Financial Information

[Signature page follows]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

/s/ Joseph E. Doyle
Joseph E. Doyle
Group Legal Counsel
March 10, 2020